UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of November 2024

Commission File Number 001-38367

SOL-GEL TECHNOLOGIES LTD.
(Translation of registrant’s name into English)

7 Golda Meir Street
Ness Ziona 7403650, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On November 20, 2024  the Company issued a press release entitled “Sol-Gel Announces 180-Day Extension to Regain Compliance with Nasdaq Minimum Bid Requirement".

Attached hereto is the following exhibit:

Exhibit 99.1          Press release dated November 20, 2024

Exhibit 99.1 is hereby incorporated by reference into the Company's Registration Statements on Form S-8 (Registration Nos. 333-223915 and 333-270477) and its Registration Statement on Form F-3 (Registration No. 333-264190).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOL-GEL TECHNOLOGIES LTD.

Date: November 20, 2024	By:	/s/ Eyal Ben-Or
Eyal Ben-Or
Chief Financial Officer